BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


02028046

20.03.2002

SUPPL


MAR 22 2002

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the Press Release for the 4th Quarter and Financial Year 2001 as well as the translation of the invitation to the annual shareholders' meeting in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport



Beate Gabriel
(Finance)

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Encls.

I:\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

puma.com

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL. +49 9132 81 0
FAX +49 9132 81 22 46

VORSITZENDER DES AUFSICHTSRATS/
CHAIRMAN OF THE SUPERVISORY BOARD:
WERNER HOFER
SITZ DER GESELLSCHAFT/REGISTERED OFFICE:
HERZOGENAURACH
HANDELS-/COMMERCIAL REGISTER:
FÜRTH HR B 3175

VORSTAND/BOARD OF MANAGEMENT:
JOCHEN ZEITZ, CHAIRMAN
MARTIN GÄNSLER
ULRICH HEYD



MEDIA CONTACT:
U.S.A. Lisa Beachy, Tel. +1 978 698 1124
Europe Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
U.S.A. Susana Tapia, Tel. +1 978 698 1066
Europe Dieter Bock, Tel. +49 9132 81 2261

Financial Results for the 4th Quarter and Financial Year 2001

Herzogenaurach, Germany, March 13, 2002 – PUMA AG announces its consolidated financial results for the 4th Quarter and the Financial Year 2001.

Highlights 4th Quarter

- **Consolidated sales increase 47%**
- **Gross profit margin reaches 44% (38%)**
- **EBT € 10.4 million (€ 0.8 million)**
- **Earnings per share jump from € 0.36 to € 0.69**

Highlights 2001

- **Worldwide brand sales exceed € 1 billion for the first time**
- **Consolidated sales increase by almost 30%**
- **Gross profit margin reaches record level of 42%**
- **EBIT soar more than 150%**
- **Net earnings at an all-time high with € 39.7 million**
- **Earnings per share more than double to € 2.58 (€ 1.14)**
- **Dividend triples to € 0.30 per share**

Outlook

- **Order backlog reaches record level for the 6th consecutive year at +55%**
- **Outlook remains optimistic for 2002 - PUMA anticipates marked increase in sales and earnings**

4th Quarter Results

Even in a traditionally slow 4th quarter, PUMA reached exceptional results. Consolidated sales increased 46.8% to € 122.3 million. All product segments experienced positive growth: Footwear + 67.3%, apparel + 10.1% and accessories +120.8%. On a regional basis, Europe and the U.S. remained the primary growth drivers.

Gross profit margin reached a record level in the 4th quarter with 44.2%, compared to 38.4% last year. Royalty and commission income increased 34.3% to € 11.7 million. Total SG&A decreased as a percentage of sales from 44.7% to 42.8%.

Earnings before taxes (EBT) and before extraordinary items accrued in 2000, reached € 10.4 million versus € 0.8 million last year. Net earnings jumped from € 5.5 million to € 10.6 million. This corresponds to € 0.69 compared to last year's € 0.36 per share.



Net Sales (€ million)
200
150
100
50
0
Q1
Q2
Q3
Q4
2000
2001

Financial Year 2001

Sales and earnings position

Worldwide **PUMA brand sales,** including sales from licenses, increased significantly, exceeding the billion Euro level for the first time in the history of the company. Worldwide sales grew 21.7% to € 1,011.7 million. All product segments realized favorable results: footwear +34.5%, apparel +5.5% and accessories +31.6%.

Consolidated sales increased more than 20% for the 3rd consecutive year. Consequently, PUMA continued to maintain its position as one of the fastest growing brands in the sporting goods industry. Sales rose 29.3% to € 598.1 million. In effect, the 2002 sales target of DM 1 billion (€ 511 million) was clearly exceeded one year earlier than expected. The first-time consolidation of the Tretorn-Group contributed approximately 5% to overall growth.

Footwear and accessories exhibit strong growth

Footwear performed particularly well, with an increase of 41.8%, from € 270.9 million to € 384.1 million. Accessories also experienced solid growth, rising 59.1%, from € 28.0 million to € 44.5 million. Although apparel declined during the first six months, the second half of the year showed a more positive development, which lead to an overall increase of 3.6%.

Gross profit margin reaches record level of 41.9%

Gross profit margin achieved a record level in 2001. Compared to the previous year, the margin improved significantly by 370 basis points from 38.2% to 41.9%. Footwear achieved an increase from 38.9% to 42.2%, apparel improved from 36.7% to 41.2% and accessories realized 41.7% versus 39.5% in the previous year.



Gross Profit Margin (in %)
45%
40%
35%
30%
Q1
Q2
Q3
Q4
2000
2001

Several factors led to the favorable margin increase, namely a larger proportion of sales in the higher price segment, a shift in the product mix and the strategic expansion of the retail business.

Increase in royalty and commission income
Royalty and commission income saw a further 28.8% increase from € 28.9 million to € 37.2 million. This improvement is largely due to the excellent sales development in Asia.

Marked reduction in expenses as a percentage of sales
Selling, general and administration expenses were reduced significantly by 110 basis points from 38.0% to 36.9% of sales despite continued strong investments in marketing and retail, as well as product development and design. As in the previous year, 14.5% of sales were spent on marketing and retail, representing an increase of € 19.8 million or 29.6%. Investments in product development and design rose by 9.4% from € 18.2 million to € 19.9 million. As a percentage of sales, expenses declined from 3.9% to 3.3%. Other selling, general and administration expenses were reduced from 19.6% to 19.0% of sales.

EBIT increases by more than 150%
Owing to the significantly improved gross profit margin and a percentage decline in selling, general and administration expenses, the operating result (EBIT) increased by 158.7% from € 22.8 million to € 59.0 million. The EBIT margin improved significantly from 4.9% to 9.9% of sales.

EBT far exceeds expectations
Earnings before taxes (EBT) and before extraordinary items accrued in 2000, increased by 170.5% from € 21.2 million to € 57.4 million. Initial expectations that had been adjusted upwards several times during the year were far exceeded. In 2001, gross return on sales was 9.6% compared to 4.6% in 2000. Including extraordinary items of the previous year, earnings before taxes increased by 124.9% from € 25.5 million to € 57.4 million.



EBT (€ million)
30
24
18
12
6
0
Q1
Q2
Q3
Q4
2000
2001

Earnings per share more than doubled
Consolidated net earnings rose from € 17.6 million to € 39.7 million, i.e. a net yield of 6.6% on sales compared to 3.8% in the previous year. With an increase from € 1.14 to € 2.58, earnings per share more than doubled, representing an increase of 126.0%. Adjusted for extraordinary items included in the previous year, earnings per share improved by as much as 172.5%.



Earnings per Share (in €)
1,2
0,6
0
Q1
Q2
Q3
Q4
2000
2001

Balance Sheet

The balance sheet total increased by 26.9% from € 311.5 million to € 395.4 million as of December 31, 2001. A large part of the increase can be attributed to the rise in inventories and receivables, which is an expected function of rapid growth, as well as the first time consolidation of the Tretorn Group. Equity improved by 34.6% from € 131.3 million to € 176.7 million, and likewise the equity ratio improved from 42.1% to 44.7%, despite the higher balance sheet total.

Inventories increased by 52.1%, from € 95.0 million to € 144.5 million. This increase was required to service the strong order position at the end of the year, in particular deliveries scheduled for January 2002.

Trade receivables and other receivables rose by 10.6% from € 108.7 million to € 120.2 million. Trade receivables grew 30.4%, a level well below the sales increase in the fourth calendar quarter (46.8%).

Dividend tripled

The Board will propose a dividend of € 0.30 per share at the shareholders' meeting on May 14, 2002. This reflects a dividend three times that which was paid out last year. The distributed amount totals € 4.6 million and accounts for approx. 12% of net earnings.

Regional Highlights

Strongest growth in Europe and the Americas

Consolidated sales in **Europe** saw an exceptional improvement during the past year and rose by 38.4% from € 288.8 million to € 399.8 million. All product categories improved significantly.

Consolidated sales in the **Americas** improved by 19.5% from € 119.0 million to € 142.2 million. Despite market trends, the success achieved in this region is exclusively due to sales in the US. In US dollars, the 100 million dollar threshold was exceeded in the US for the first time, with sales more than quadrupling during the past four years to $111 million. In 2001, sales improved by 28.1%. The original target of 10% was therefore far exceeded. At € 17.3 million, sales in Latin America reached the previous year's level.

In the **Asia/Pacific Rim** region, sales amounted to € 45.3 million, slightly exceeding the previous year's level by 1.3%. Adjusted for currency influences, sales grew by 9.4%. Australia, New Zealand and the Pacific Islands, which are serviced by subsidiaries, were the main contributors of the sales generated in this region.

The other Asian markets such as Japan, Korea and South-East Asia solely comprise license markets for PUMA. Sales in this region grew markedly by 24.1% to € 319.2 million.

Sales in the **Africa/Middle East** region improved by 9.4% to € 10.9 million compared to € 9.9 million in the previous year.



Sales by Regions (€ million)
W.E.
A
A/P
E.E.
A/M.E.
0
50
100
150
200
250
300
350
400
2001
2000

Outlook

Order backlog again at record level: +55%

Order backlog increased 55.2% from € 232.1 million to € 360.1 million. Orders reached record levels for the sixth consecutive year. The orders are mainly scheduled for delivery in Q1 and Q2 of 2002.

The order backlog for footwear rose significantly by 63.5% to € 264.6 million, apparel saw a 28.2% rise to € 77.9 million, while accessories climbed 86.0% to € 17.7 million. On a regional basis, the order backlog situation is as follows: Europe +66.7%, the Americas +37.5%, Asia/Pacific +11.0%, and Africa/Middle East +33.4%.


Orders (€ million)
Footwear
Apparel
Acc.
0
50
100
150
200
250
300
2001
2000

Significant increase in sales and earnings expected for the 4th consecutive year
Given PUMA's excellent orders on hand position, management is optimistic that 2002 will again be a positive year for PUMA and that new records in sales and earnings will be achieved. PUMA is well positioned to maintain and further enhance its market share and position as a successful sports lifestyle brand.

Management currently anticipates that for the fourth consecutive year, sales will increase over 20%. The gross profit margin should maintain the high level achieved in 2001. Selling, general and administration expenses are expected to develop at a lower rate than sales, whereby investments in marketing/retail and product development will continue well above the industry average.

Pre-tax profits are expected to improve by double digits. The tax rate is expected to range between 32% and 35%.

Jochen Zeitz, Chairman and CEO, said: "We are very pleased with the outstanding results we achieved last year. The growing momentum of the brand on a global level, and the strength of our future orders confirm that we have cleared our way to become one of the most desirable sports brands in the world."

Financial Calendar

The shareholders' meeting for FY 2001 will take place on May 14, 2002 in Herzogenaurach, Germany.

The results for Q1 2002 are scheduled for calendar week 18.

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA is the alternative sports brand that successfully fuses the creative influences from the worlds of sport, lifestyle and fashion. For further information please visit www.puma.com.

Consolidated Income Statements (IAS)
for the 4. Quarter and Financial Year 2001

	Q4 `01 € Mio.	Q4 `00 € Mio.	Deviation	1-12/2001 € Mio.	1-12/2000 € Mio.	Deviation
Net sales, total	**122,3**	**83,3**	46,8%	**598,1**	**462,4**	29,3%
Cost of sales	-68,3	-51,3	33,0%	-347,5	-286,0	21,5%
Gross Profit	**54,0**	**32,0**	68,8%	**250,6**	**176,4**	42,1%
- in % of net sales	44,2%	38,4%		41,9%	38,2%	
Royalty and commission income	11,7	8,7	34,3%	37,2	28,9	28,8%
	65,7	40,7	61,4%	287,9	205,3	40,2%
Selling, general and administrative expenses	-52,3	-37,3	40,4%	-220,5	-175,7	25,4%
EBITDA	**13,4**	**3,4**	289,7%	**67,4**	**29,6**	127,7%
Depreciation and amortisation	-2,8	-2,5	11,4%	-8,4	-6,8	23,4%
EBIT	**10,5**	**0,9**	1088,9%	**59,0**	**22,8**	158,7%
- in % of net sales	8,6%	1,1%		9,9%	4,9%	
Financial expenses	-0,1	-0,1	12,1%	-1,6	-1,6	0,9%
EBT	**10,4**	**0,8**	1224,4%	**57,4**	**21,2**	170,5%
- in % of net sales	8,5%	0,9%		9,6%	4,6%	
Income taxes	0,6	1,8		-17,3	-6,7	
- Tax ratio				30,1%	31,2%	
Minorities	-0,5	0,0		-0,5	0,0	
Net earnings before e.o. items	10,6	2,5	314,3%	39,7	14,6	172,6%
Extraordinary items, net	0,0	3,0		0,0	3,0	
Net earnings after minorities	**10,6**	**5,5**	91,5%	**39,7**	**17,6**	126,0%
Net earnings per share before e.o. items€)	0,69	0,17	314,2%	2,58	0,95	172,5%
Net earnings per share (€)	0,69	0,36	91,4%	2,58	1,14	126,0%
Weighted average shares outstanding	15,392	15,390		15,392	15,390	

Primary segment data

Breakdown by Regions	Sales		Gross Profit in %	
	by head office location of customer			
	2001 T-€	2000 T-€	2001	2000
Europe	399.770	288.834	43,3%	40,7%
America	142.180	118.988	41,6%	32,2%
Asia/Pacific Rim	45.252	44.677	35,0%	40,3%
Africa/Middle East	10.873	9.938	24,5%	26,4%
	598.075	462.437	41,9%	38,2%

Breakdown by Product Segments	Sales		Gross profit in %	
	2001 T-€	2000 T-€	2001 %	2000 %
Footwear	**384.060**	**270.905**	**42,2%**	**38,9%**
Apparel	**169.498**	**163.544**	**41,2%**	**36,7%**
Accessories	**44.517**	**27.988**	**41,7%**	**39,5%**
	598.075	**462.437**	**41,9%**	**38,2%**

Consolidated Balance Sheet (IAS) as of December 31, 2001

	2001 € Mio.	2000 € Mio.	Deviation
ASSETS			
Cash and cash equivalents	35,3	42,9	-17,6%
Inventories	144,5	95,0	52,1%
Receivables and other current assets	126,8	109,7	15,7%
Total current assets	**306,7**	**247,5**	23,9%
Deferred Income Taxes	**17,0**	**28,8**	-40,8%
Property and equipment, net	**50,0**	**30,0**	66,8%
Goodwill and other long-term assets	**21,7**	**5,2**	318,0%
	395,4	**311,5**	26,9%
LIABILITIES AND SHAREHOLDER'S EQUITY			
Short-term bank borrowings	43,1	38,1	13,2%
Accounts payable	88,6	69,9	26,7%
Other current liabilities	67,6	56,9	18,7%
Total current liabilities	**199,3**	**164,9**	20,8%
Pension accruals	**17,4**	**13,4**	29,9%
Long-term liabilities interest bearing	**1,1**	**1,9**	-39,5%
Minority interest	**0,8**	**0,0**	
Total Shareholders' equity	**176,7**	**131,3**	34,6%
	395,4	**311,5**	26,9%

Selected Key Figures (IAS)

	1-12/2001	1-12/2000	Deviation
World-wide sales (€ Mio.)	1.011,7	831,1	21,7%
Equity ratio	44,7%	42,1%	
Working capital (€ Mio.)	110,3	78,8	39,9%
Order backlog (€ Mio.)	360,1	232,1	55,2%
Investments in tangible and intangible assets (€ Mio.)	45,7	9,4	384,6%
Headcount (December 31)	2.012	1.522	32,2%
Outstanding shares (Mio.)	15,392	15,390	

Rounding differences may arise in percentages and totals for figures presentet in millions as calculation is always based on the figures stated in thousands.

ANNUAL GENERAL MEETING ON 14 MAY 2002

PUMA Aktiengesellschaft
Rudolf Dassler Sport
Herzogenaurach

- Stock ID Number 696960 -

I n v i t a t i o n

All shareholders of our company are hereby invited to attend the **Annual General Meeting** to be held on

Tuesday, 14 May 2002 , at 1:00 p.m.

in the "Großer Saal" (auditorium) of the "Vereinshaus" in 91074 Herzogenaurach, Hintere Gasse 22.

A G E N D A

====================

1 Presentation of the Approved Annual Financial Statements and Consolidated Financial Statements, the Management Report of the Board of Management of PUMA AG Rudolf Dassler Sport, the Consolidated Management Report, and the Report of the Supervisory Board for the Financial Year 2001.

2 *Resolution on the Appropriation of Retained Earnings*

The Board of Management and the Supervisory Board propose that the retained earnings of Euro 32,071,006.26 reported by PUMA AG for the financial year 2001 be used as follows:

a)	a dividend of € 0.30 per share be paid to the shareholders	
	for 15,428,500 shares	Euro 4,628,550.00
b)	carryforward to the new accounting period	Euro 27,442,456.26
		Euro 32,071,006.26
		==============

The dividends shall be paid out as from 15 May 2002.

3 *Resolution to Discharge the Board of Management from Responsibility for Financial Year 2001*

The Supervisory Board and Board of Management propose that the Board of Management be discharged from management responsibility for the aforesaid year.

4 *Resolution to Discharge the Supervisory Board from Responsibility for Financial Year 2001*

The Board of Management and the Supervisory Board propose that the Supervisory Board be discharged from responsibility for the aforesaid year.

5 *Resolution on the Amount of Remuneration for Members of the Supervisory Board*

The Board of Management and the Supervisory Board propose that the following remuneration be paid to members of the Supervisory Board as from the 2002 financial year:

€ 50,000.00 p.a. plus VAT for the Chairman of the Supervisory Board
€ 25,000.00 p.a. plus VAT for each of the Supervisory Board members

6 *Election to the Supervisory Board*

The term of office for members of the Supervisory Board expires with the end of this Annual General Meeting. In accordance with Section 96 (1) and Section 101 AktG, Section 76 (1) BetrVG 1952 in conjunction with Section 129 BetrVG 1972 and Section 8, Item 1, Sentence 2 of the Articles of Incorporation, the Supervisory Board consists of nine members whereby six persons are to be elected by the shareholders.

The Supervisory Board proposes that the following persons be elected as shareholder representatives:

a) Mr. Peter Chernin, Los Angeles/USA, President and Managing Director of News Corporation Ltd., New York/USA, Sydney/Australia.

Mr. Peter Chenin is not a member of the supervisory boards of companies which are legally required to establish a supervisory board. He is, however, a member of the following foreign controlling bodies (comparable to German supervisory board offices):

The News Corporation Limited, Sydney, N.S.W./Australia
Monarchy Enterprises Holdings BV, Rotterdam/Netherlands
Fox Entertainment Group, Inc., New York/USA
E*Trade Group, Inc., Menlo Park, California/USA

b) Mr. Werner Hofer, Lawyer, Hamburg

Mr. Werner Hofer is a member of the following supervisory boards of companies which are not required to establish a supervisory board.

H & M Hennes & Mauritz AB, Stockholm/Sweden
Elektrolux Deutschland GmbH (Chairman), Siegen/Germany
ISPAT Europe Groupo, S.A., Luxembourg/Luxembourg
AEG Haushaltsgeräte GmbH (Chairman), Nuremberg/Germany
ISPAT Germany GmbH, Duisburg/Germany
ISPAT Hamburger Stahlwerke GmbH, Hamburg/Germany
ISPAT Stahlwerk Ruhrort GmbH, Duisburg/Germany

c) Mr. David Matalon, Beverly Hills/USA, President and Managing Director of New Regency Productions, Inc., Los Angeles/USA

Mr. David Matalon is not is not a member of the supervisory boards of companies which are legally required to establish a supervisory board.

He is, however, a member of the following foreign controlling bodies (comparable to German supervisory board offices):

Monarchy Enterprises Holdings BV, LLC, Rotterdam/Netherlands
Regency Entertainment USA Corp., Los Angeles/USA
Restless Records Corp., Los Angeles/USA.

d) Mr. Arnon Milchan, Herzelia, Israel, Film Producer

Mr. Arnon Milchan is not a member of the supervisory boards of companies which are legally required to establish a supervisory board. He is, however, a member of the following foreign controlling bodies (comparable to German supervisory board offices)

Monarchy Enterprices Holdings B.V., LLC, Rotterdam, Netherlands

d) Mr. Thore Ohlsson, Falsterbo/Sweden, President of Elimexo AB, Falsterbo/Sweden

Mr. Thore Ohlsson is not a member of the supervisory boards of companies which are legally required to establish a supervisory board. He is, however, a member of the following foreign controlling bodies (comparable to German supervisory board offices):

Boss Media AB, Växjö/Sweden
Bastec AB (Chairman), Malmö/Sweden
Elite Hotels AB, Stockholm/Sweden
Proventus AB, Stockholm/Sweden
Tretorn AB, Helsingborg/Sweden
T. Frick AB (Chairman), Vellinge/Sweden
Trianon AB, Malmö/Sweden

f) Mr. James Douglas Packer, Bellevue Hill/Australia, Executive Chairman of Publishing and Broadcasting Limited, Sydney/Australia

Mr. James Douglas is not a member of the supervisory boards of companies which are legally required to establish a supervisory board. He is, however, a member of the following foreign controlling bodies (comparable to German supervisory board offices):

Ecorp Limited, Sydney/Australia
Consolidated Press Holdings Limited, Sydney/Australia
Challenger International Limited, Sydney/Australia

The General Meeting is not bound by election proposals.

The term of office of the shareholders' representatives ends with the General Meeting which resolves on the discharge of responsibilities for the 2006 financial year.

The staff representatives are appointed by the staff in a separate election.

7 *Resolution on the Creation of New, Authorized Capital I and Amendments to the Articles of Incorporation*

The Board of Management and the Supervisory Board propose that the following resolution be passed:

a) The Board of Management is authorized, subject to the approval of the Supervisory Board and prior to 13 May 2007, to raise the Company's share capital by up to Euro 11,520,000.00 through one-off or repeated issuance of new no par bearer shares against contributions in cash. The number of shares must be increased in the same proportion as the increase in the share capital. The shareholders shall be entitled to a subscription right. However, the Board of Management is authorized, subject to approval of the Supervisory Board, to exclude shareholders'

subscription right in order to avoid fractional amounts. The Board of Management is authorised, subject to approval of the Supervisory Board, to define the further content of the rights embodied in the shares and the preconditions for share issuance (Authorized Capital I).

At the next General Meeting, the Board of Management shall submit a report concerning possible utilization of the authorization under exclusion of the subscription right and the content of the rights embodied in the shares and the preconditions for share issuance.

The Supervisory Board is authorized to revise the current version of Article 4 of the Articles of Incorporation following full or partial increase of the share capital or after expiry of the authorization period.

b) Article 4 of the Articles of Incorporation is provided with the following new Item 6:

"The Board of Management is authorized, subject to the approval of the Supervisory Board and prior to 13 May 2007, to raise the Company's share capital by up to Euro 11,520,000.00 through one-off or repeated issuance of new, no par bearer shares against contributions in cash. The number of shares must be increased in the same proportion as the increase in the share capital. The shareholders shall be given a subscription right. However, the Board of Management is authorized, subject to approval of the Supervisory Board, to exclude shareholders' subscription right in order to avoid fractional amounts. The Board of Management is authorized, subject to approval of the Supervisory Board, to define the further content of the rights embodied in the shares and the preconditions for share issuance (Authorized Capital I)".

8 Resolution on the Creation of New, Approved Capital II and Amendments to the Articles of Incorporation

The Board of Management and the Supervisory Board propose that the following resolution be passed:

a) The Board of Management is authorized, subject to approval of the Supervisory Board and prior to 13 May 2007, to raise the Company's share capital by a total of up to Euro 3.840,000.00 through one-off or repeated issuance of new no par bearer shares against contributions in cash. The number of shares must be increased in the same proportion as the increase in the share capital. Subject to approval of the Supervisory Board, in the event of a capital increase against cash contributions, an exclusion of the subscription right is fully or partially admissible provided that the issue price of the new shares does not fall significantly below the price of already listed shares at equal terms at the time of final definition of the issue price. If the Board of Management does not make use of its authorization to exclude this subscription right, the Board of Management may, subject to approval of the Supervisory Board only exclude shareholders' subscription rights in order to counterbalance fractional amounts, if any. The Board of Management is authorized, subject to approval of the Supervisory Board, to define the further content of the rights embodied in the shares and the preconditions for share issuance (Authorized Capital II).

The Board of Management shall inform the next General Meeting about possible utilization of the authorization under exclusion of the subscription right, and the content of the rights embodied in the shares and the terms of share issuance.

The Supervisory Board is authorised to revise the version of Article 4 of the Articles of Incorporation following full or partial execution of the increase in share capital or after expiry of the authorization period.

b) Article 4 of the Articles of Incorporation is provided with the following new Item 7:

"The Board of Management is authorised, subject to the approval of the Supervisory Board and prior to 13 May 2007, to raise the Company's share capital by a total of up to Euro 3,840,000.00 through one-off or repeated issuance of new no par bearer shares against contributions in cash. The number of shares must be increased in the same proportion as the increase in the share capital. Subject to approval of the Supervisory Board, in the event of a capital increase against cash contributions, an exclusion of the subscription right is fully or partially admissible provided that the issue price of the new shares does not fall significantly below the price of already listed shares at equal terms at the time of final definition of the issue price. If the Board of Management does not make use of its authorization to exclude this subscription right, it may, subject to approval of the Supervisory Board, only exclude shareholders' subscription rights in order to counterbalance fractional amounts, if any. The Board of Management is authorised, subject to approval of the Supervisory Board, to define the further content of the rights embodied in the shares and the preconditions for share issuance (Authorised Capital II)".

9 *Amendments to the Articles of Incorporation in order to Facilitate Supervisory Board Appointments, Decision-Making and Voting as well as Alteration of the Period of Notice for Convening the General Meeting*

The Board of Management and the Supervisory Board intend to make use of the options as defined by law relating to registered shares and facilitation of voting (NaStraG). In the future, convening a meeting of the Supervisory Board as well as the passing of Supervisory Board resolutions and voting shall also be possible using electronic media. At the same time, in accordance with the relevant law (Section 123 (1) AktG), the statutory period of notice set to convene a General Meeting shall be altered.

The Board of Management and the Supervisory Board therefore propose that the following resolution be passed:

a) Sentence 3, Article 10, Item 1 of the Articles of Incorporation is herewith altered and shall read as follows:

"In urgent cases, the Chairman may shorten the period of notice and convene orally, by telephone, by wire, telefax or by electronic media".

b) Article 10, Item 2 of the Articles of Incorporation is hereby augmented with a new clause 2 which shall read as follows:

"A vote transmitted by wire, telefax or by means of electronic media shall be regarded as a written vote".

c) Article 10, Item 6 of the Articles of Incorporation is herewith augmented and shall read as follows:

"Without a meeting being convened, a resolution by the Supervisory Board may also be passed by means of a written vote or votes transmitted over the telephone, by telegraph, telefax or by electronic media, when accordingly instructed by the Chairman of the Supervisory Board or the Chairman's deputy, and provided that no member of the Supervisory Board immediately opposes this procedure. Such resolutions shall be established in writing by the Chairman of the Supervisory Board and submitted to all Supervisory Board members."

d) Article 14, Item 4 of the Articles of Incorporation is herewith augmented and shall read as follows:

"Convening a meeting shall be announced in the Federal Gazette not later than one month before the meeting takes place, thereby excluding the day of publication and the day of the General Meeting".

10 Appointment of Annual Auditors for the 2002 Financial Year

The Supervisory Board proposes the appointment of

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft
Olof-Palme-Straße 35
60439 Frankfurt am Main

as auditors for the 2002 financial year.

Report of the Board of Management to the General Meeting on Point 8 of the Agenda and pursuant to Section 203 (2) Sentence 2, in conjunction with Section 186 (4) Sentence 2 AktG (Authorized Capital II).

The authorization to increase capital against contributions in cash as applied for under Point 8 of the Agenda serves to maintain and strengthen the Company's equity basis. Providing the Company with appropriate capital resources is the basis for its business development.

The Board of Management is to be authorized, subject to the approval of the Supervisory Board, to exclude shareholders' statutory subscription right in the event of a capital increase against cash contributions in order to be able to issue new shares at an issue amount not significantly lower than the officially quoted price. In accordance with Section 186 (3) Sentence 4, AktG, in such cases an exclusion of shareholders' subscription rights shall in particular be when the increase in capital against cash contributions does not exceed ten per cent of the share capital, and the issue price is not substantially below the officially quoted price. Given a volume totalling 1,500,000 shares, approximately 9.72% of the present share capital is available to this end.

The Stock Corporation Act does not stipulate a clear limit for the reduction to the officially quoted price at the time of utilization of Authorized Capital II. When making use of its authorization, the Board of Management shall define the reduction as low as is possible given the market conditions prevailing at the time of placement. In general, a deduction of 3% to not more than 5% of the current officially quoted price is not regarded as being significantly lower.

Such a capital increase with exclusion of subscription rights opens up the possibility of reaching a significantly higher inflow of funds as in the event of a subscription rights issue. Placing without a statutory subscription period may occur immediately after definition of the issue price so that it is not necessary to take price change risks with respect to the issue price into account during the subscription period.

This form of capital increase is intended to place the Board of Management in a position to strengthen the Company's equity base at optimum conditions in line with the requirements for future business development and to permit flexible utilization of prevailing good market conditions.

In the event that the Board of Management should not make use of its authorization to exclude the subscription right, the shareholders are entitled to subscription rights.

By means of rounded amounts and maintaining an even subscription ratio, the exclusion of subscription rights for fractional amounts facilitates utilization of the authorization. This, in turn, facilitates the processing of shareholders' subscription rights.

The report of the Board of Management shall be available for inspection by the shareholders at the Company's premises from the date of convening the General Meeting and at the General Meeting itself. Upon request, the reports will be provided free of charge to each shareholder.

Eligible to attend the General Meeting and to exercise their voting right are those shareholders who have deposited their shares at the Company or at one of the financial institutions listed below:

- Deutsche Bank AG
- Goldman, Sachs & Co. OHG
- Commerzbank AG
- Nat West Securities Limited
- Bayerische Landesbank - Girozentrale -
- Enskilda Corporate
- Banque Paribas OHG

by 7 May 2002 at the latest and who leave said shares at these depositories until the close of the General Meeting.

The deposit has also been correctly carried out if, with the approval of a depository, the shares are held in escrow for the shareholders at other financial institutions until the close of the General Meeting.

The shares may also be deposited with a German Notary Public or a securities depository bank. In such a case, the certificate issued by the Notary Public or the securities depository bank must be submitted to the Company by 8 May 2002 at latest.

The exercise of voting rights may also be undertaken by proxy or through an association of shareholders.

Herzogenaurach, March 2002

PUMA AG Rudolf Dassler Sport

The Board of Management